Exhibit 99.1

Stellantis to Announce First Quarter 2024 Shipments and Revenues on April 30

AMSTERDAM, April 17, 2024 - Stellantis N.V. announced today that its First Quarter 2024 Shipments and Revenues will be released on Tuesday, April 30, 2024.

A live webcast and conference call of the First Quarter 2024 Shipments and Revenues will begin at 2:00 p.m. CEST / 8:00 a.m. EDT on Tuesday, April 30, 2024.

The related press release and presentation materials are expected to be posted under the Investors section of the Company’s corporate website (www.stellantis.com) at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on Tuesday, April 30, 2024.

Details for accessing the live webcast and conference call are already available under the Investors section of the corporate website. For those unable to participate in the live session, a recorded replay will be accessible following the event.

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About Stellantis

Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, while creating added value for all stakeholders. For more information, visit www.stellantis.com

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com